NEWS RELEASE

New York - AG	July 20, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Silver Corp. Announces At-The-Market Offering Equity Program

VANCOUVER, British Columbia – First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (the “Company” or “First Majestic”) announces it has entered into an equity distribution agreement (the “Sales Agreement”) with BMO Capital Markets and TD Securities (the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time until June 18, 2023, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$100.0 million (the “Offering”). The Sales Agreement replaces the previous equity distribution agreement entered into between the Company and the Agents dated May 28, 2021, under which all sales have been completed. Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated May 18, 2021. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The US prospectus supplement (together with the related base prospectus) will be available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agents will provide copies of the US prospectus and US prospectus supplement upon request by contacting BMO Capital Markets (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com) or TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, telephone: 1-855-495-9846.

The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic. Forward-looking statements include, but are not limited to, statements regarding the Offering and the anticipated use of proceeds from the Offering, if any. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation; risks related to the integration of acquisitions; variations in market conditions; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; outcomes of pending litigation; as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic’s Annual Information Form for the year ended December 31, 2021, available on www.sedar.com, and Form 40-F on file with the SEC. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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